Exhibit 1

Opinion of Counsel

LAW OFFICES OF
WILLIAM STOCKER
PHONE (949) 487-7295	34190 SEPULVEDA AVENUE SUITE 200	FAX (949) 487-7285
CAPISTRANO BEACH CA 92624

June 24, 2007
To the President and the
Board of Directors
700 West Pender Street E., Suite 604
V6A 1V7

re: Opinion of Special Counsel

Dear President & Board of Directors:

You have requested my Opinion in connection with the filing of a 1933 Act Registration on Form S-8 to compensate consultants, service and materials providers in the maximum amount of $400,000.00, in the form of 5,000,000 shares of common stock to be registered thereby. The Issuer's Common Stock is Registered pursuant to section 12(g) of the Securities Exchange Act of 1934.

It is my opinion that the securities proposed to be issued may be validly and properly issued and that such an issuance would be lawful in all respects. The stock for services compensation plan is not a "qualified plan" of any kind or sort and is not qualified for any special tax treatment under State or Federal Law. If and when issued, the securities would be and must be treated as the equivalent of cash paid and received back as the purchase of securities. The Securities would be issued in compensation for services at the indicated rate of $0.08 per share for every $ of services performed. In as much as these shares may be issued at a discount from the market price, additional expense to the Corporation, and income to the recipient may result.

It is accordingly my opinion that the issuance requested is entitled to registration on Form S-8.

I understand and consent to the use of this Opinion in connection with your proposed filing of a 1933 Registration Statement on Form S-8.

Very Truly Yours,

William Stocker
William Stocker
SPECIAL SECURITIES COUNSEL